EX-12.1

	EMERITUS CORPORATION
	Ratio of Earnings to Fixed Charges
	(In thousands)

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Net Income (Loss)	$(14,402)	$(54,818)	$(104,939)	$(48,741)	$(14,618)	$12,302
Loss from discontinued operations	221	1,335	2,043	4,390	1,181	2,345
Income tax expense (benefit)	319	336	1,020	812	(3,044)	9,358
(Earnings) losses of less-than-50%-owned affiliates	(149)	(1,285)	2,203	(4,266)	993	(2,188)
Net loss attributable to the noncontrolling interest	191	943	188			
Fixed charges	44,464	176,224	150,101	101,581	75,508	74,579
Net Income from Continuing Operations Plus Fixed Charges	30,644	122,735	50,616	53,776	60,020	96,396

Fixed Charges:
Interest expense, including amortization of loan fees	27,041	106,340	95,590	70,365	49,047	49,932
Interest element in rental expense	17,423	69,884	54,511	31,216	26,461	24,647
Total Fixed Charges	44,464	176,224	150,101	101,581	75,508	74,579

Preferred Dividends:
Amount declared						599
Effective tax rate	n/a	n/a	n/a	n/a	n/a	39%
Gross up to pretax basis based on effective tax rate						982

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	1.29

Ratio of Earnings to Fixed Charges and Preferred Dividends	n/a	n/a	n/a	n/a	n/a	1.28

Additional Earnings to Achieve a 1-to-1 Ratio	$13,820	$53,489	$99,485	$47,805	$15,488	n/a